UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Fourth Quarter 2021 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Fourth Quarter 2021 Results

Total revenue for the fourth quarter of 2021 increased 25.8% to 56,989 kEUR from 45,301 kEUR for the fourth quarter of 2020.

Revenue from our Materialise Software segment increased 19.3% to 12,183 kEUR from 10,216 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 20.3% to 20,682 kEUR for the fourth quarter of 2021, compared to 17,188 kEUR for the same period in 2020.

Revenue from our Materialise Manufacturing segment increased 34.9% to 24,135 kEUR from 17,889 kEUR for the fourth quarter of 2020.

Gross profit increased to 33,198 kEUR for the fourth quarter of 2021 from 26,165 kEUR for the same period last year. Gross profit as a percentage of revenue increased to 58.3%, compared to 57.8%.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 5.9% to 29,481 kEUR for the fourth quarter of 2021 from 27,843 kEUR for the fourth quarter of 2020.

Net other operating result improved to 1,260 kEUR compared to (296) kEUR for the fourth quarter of 2020.

Operating result increased to 4,976 kEUR, compared to (1,974) kEUR for the fourth quarter of 2020.

Net financial result for the fourth quarter of 2021 was 275 kEUR, compared to (596) kEUR for the fourth quarter of 2020.

The fourth quarter of 2021 contained net income tax expense of (490) kEUR, compared to net tax income of 531 kEUR for the fourth quarter of 2020.

As a result of the above, net profit for the fourth quarter of 2021 was 4,762 kEUR, compared to a net loss of (2,039) kEUR for the same period in 2020. Total comprehensive income for the fourth quarter of 2021 was 1,832 kEUR, compared to a loss of (1,181) kEUR for the 2020 period. This quarter’s comprehensive income included a (3,443) kEUR impairment of our equity interest in Essentium, Inc.

Adjusted EBITDA increased 42.3% to 10,490 kEUR, compared to 7,371 kEUR for the same period in 2020. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the fourth quarter of 2021 increased to 18.4%, compared to 16.3% for the fourth quarter of 2020.

Adjusted EBITDA from our Materialise Software segment increased to 5,518 kEUR from 3,867 kEUR while the Adjusted EBITDA margin for the segment (segment EBITDA divided by segment revenue) was 45.3%, compared to 37.9% for the prior-year period.

Adjusted EBITDA from our Materialise Medical segment increased 31.3% to 6,358 kEUR from 4,844 kEUR, while the Adjusted EBITDA margin for the segment increased to 30.7% from 28.2%.

Adjusted EBITDA from our Materialise Manufacturing segment increased to 1,167 kEUR compared to 1,099 kEUR, while the Adjusted EBITDA margin for the segment was 4.8%, compared to 6.1% for the prior-year period.

Full Year 2021 Results

Total revenues for the year ended December 31, 2021 increased 20.5% to 205,450 kEUR from 170,449 kEUR for the year ended December 31, 2020.

Revenues from our Materialise Software segment increased 9.9% to 42,902 kEUR for the year ended December 31, 2021 compared to 39,054 kEUR for the year ended December 31, 2020.

Revenues from our Materialise Medical segment grew by 18.9% for the year ended December 31, 2021 to 73,368 kEUR from 61,729 kEUR for the year ended December 31, 2020.

Revenues from our Materialise Manufacturing segment increased 28.3% to 89,334 kEUR for the year ended December 31, 2021 from 69,635 kEUR for the year ended December 31, 2020.

Operating profit increased to 12,217 kEUR for the year ended December 31, 2021 compared to a loss of (4,639) kEUR in the prior year.

Net financial income amounted to 1,519 kEUR, compared to net financial expenses of (3,542) kEUR for the year ended December 31, 2020. Income taxes amounted to (591) kEUR compared to 1,028 kEUR for the year ended December 31, 2020. Net result increased to 13,145 kEUR for 2021 from a net loss of (7,192) kEUR in 2020.

At December 31, 2021, we had cash and equivalents of 196,028 kEUR compared to 111,538 kEUR at December 31, 2020. Gross debt amounted to 99,107 kEUR (of which 21,202 kEUR was short term), compared to 115,110 kEUR at December 31, 2020.

Cash flow from operating activities for the year ended December 31, 2021 was 25,843 kEUR compared to 29,979 kEUR in the year ended December 31, 2020. Total capital expenditures for the year ended December 31, 2021 amounted to 11,721 kEUR. This amount included 2,570 kEUR of capitalized expenditures from intangible assets, of which 1,553 kEUR related to our ongoing internal digital transformation program.

Net shareholders’ equity at December 31, 2021 was 232,577 kEUR compared to 133,183 kEUR at December 31, 2020.

Adjusted EBITDA for 2021 increased 59.5% to 32,497 kEUR from 20,378 kEUR for 2020. The Adjusted EBITDA margin increased to 15.8%, compared to 12.0% in 2020.

Adjusted EBITDA from our Materialise Software segment increased 17.9% to 15,784 kEUR from 13,383 kEUR. The segment’s Adjusted EBITDA margin increased to 36.8% in 2021, compared to 34.3% in 2020.

Adjusted EBITDA from our Materialise Medical segement increased 48.5% to 20,669 kEUR from 13,914 kEUR. The segment’s Adjusted EBITDA margin increased to 28.2% in 2021, compared to 22.5% in 2020.

Adjusted EBITDA from our Materialise Manufacturing segment increased 152.5% to 6,429 kEUR from 2,546 kEUR. The segment’s Adjusted EBITDA margin increased to 7.2% in 2021 from 3.7% for 2020.

Link3D Acquisition

On January 4, 2022, Materialise acquired for 33.5 mUSD 100% of the equity interests of Link3D, an additive workflow and digital manufacturing software company that supports customers in major manufacturing industries to scale and integrate their AM operations across complex supply chains and IT environments.

Note on Comparability

The year 2020 has been restated to reflect certain reclassification adjustments and the final accounting of the RS Print business combination. The fair value analysis with respect to the assets and liabilities acquired had not been finalized as of December 31, 2020. Within 12 months of acquisition, we completed the fair value analysis of the RS Print business combination, with corresponding adjustments to goodwill and deferred tax liabilities. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2020 and our consolidated income statement for the year ended December 31, 2020. It concerned a decrease of the goodwill of (1,743) kEUR and a decrease of the deferred tax liabilities of (1,823) kEUR.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1326, the reference rate of the European Central Bank on December 31, 2021.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In 000€	2021	2021	2020(*)	2021	2021	2020(*)
	U.S.$	€	€	U.S.$	€	€
Revenue	64,546	56,989	45,301	232,693	205,450	170,449
Cost of Sales	(26,946)	(23,791)	(19,137)	(99,860)	(88,169)	(76,446)
Gross Profit	37,600	33,198	26,165	132,833	117,281	94,003
Gross profit as % of revenue	58.3%	58.3%	57.8%	57.1%	57.1%	55.2%
Research and development expenses	(7,810)	(6,896)	(8,669)	(30,457)	(26,891)	(27,104)
Sales and marketing expenses	(15,200)	(13,421)	(10,938)	(55,668)	(49,151)	(44,636)
General and administrative expenses	(10,380)	(9,165)	(8,236)	(36,924)	(32,601)	(29,337)
Net other operating income (expenses)	1,427	1,260	(296)	4,053	3,578	2,435
Operating (loss) profit	5,637	4,976	(1,974)	13,837	12,217	(4,639)
Financial expenses	(1,041)	(919)	(1,073)	(4,645)	(4,101)	(5,996)
Financial income	1,353	1,195	477	6,366	5,620	2,453
Share in loss of joint venture	—	—	—	—	—	(39)
(Loss) profit before taxes	5,949	5,252	(2,570)	15,558	13,736	(8,220)
Income Taxes	(554)	(490)	531	(669)	(591)	1,028
Net (loss) profit for the period	5,395	4,762	(2,039)	14,889	13,145	(7,192)
Net (loss) profit attributable to:	—			—
The owners of the parent	5,401	4,769	(2,203)	14,899	13,154	(7,044)
Non-controlling interest	(8)	(7)	163	(10)	(9)	(148)
Earning per share attributable to owners of the parent
Basic	0.09	0.08	(0.04)	0.26	0.23	(0.13)
Diluted	0.09	0.08	(0.04)	0.26	0.23	(0.13)
Weighted average basic shares outstanding	58,892	58,892	53,897	56,685	56,685	53,364
Weighted average diluted shares outstanding	59,025	59,025	53,897	56,843	56,843	53,364

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Income Taxes and Net profit is 79 k€.

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In 000€	2021	2021	2020(*)	2021	2021	2020(*)
	U.S.$	€	€	U.S.$	€	€
Net profit (loss) for the period	5,395	4,762	(2,039)	14,889	13,145	(7,192)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	636	561	369	2,437	2,152	(6,176)
Non-recycling
Fair value adjustments through OCI—Equity instruments	(3,954)	(3,491)	489	(3,900)	(3,443)	489
Other comprehensive income (loss), net of taxes	(3,318)	(2,930)	858	(1,463)	(1,292)	(5,687)
Total comprehensive income (loss) for the year, net of taxes	2,075	1,832	(1,181)	13,425	11,853	(12,879)
Total comprehensive income (loss) attributable to:
The owners of the parent	2,083	1,839	(1,289)	13,436	11,863	(11,816)
Non-controlling interests	(8)	(7)	108	(11)	(9)	(1,063)

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Net profit for the period is (79) k€.

Consolidated statement of financial position (Unaudited)

	As of December 31,	As of December 31,
In 000€	2021	2020(*)
Assets
Non-current assets
Goodwill	18,726	18,599
Intangible assets	31,668	32,981
Property, plant & equipment	84,451	88,267
Right-of-Use assets	9,054	10,996
Investments in joint ventures		—
Deferred tax assets	227	201
Investments in convertible loans	3,560	6,203
Investments in non-listed equity instruments	399	3,842
Other non-current assets	7,520	4,093
Total non-current assets	155,605	165,182
Current assets
Inventories	11,295	10,043
Trade receivables	41,541	30,871
Other current assets	8,940	8,290
Cash and cash equivalents	196,028	111,538
Total current assets	257,803	160,741
Total assets	413,408	325,923

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Goodwill is (1,743) k€.

	As of	As of
	December 31,	December 31,
In 000€	2021	2020*
Equity and liabilities
Equity
Share capital	4,467	4,096
Share premium	229,021	141,274
Retained earnings and other reserves	(911)	(12,187)
Equity attributable to the owners of the parent	232,577	133,183
Non-controlling interest	(2)	—
Total equity	232,578	133,183
Non-current liabilities
Loans & borrowings	72,637	90,502
Lease liabilities	5,268	7,086
Deferred tax liabilities	4,371	4,983
Deferred income	4,952	5,328
Other non-current liabilities	2,168	396
Total non-current liabilities	89,396	108,295
Current liabilities
Loans & borrowings	17,849	13,984
Lease liabilities	3,353	3,538
Trade payables	20,171	17,698
Tax payables	783	974
Deferred income	33,306	29,556
Other current liabilities	15,972	18,695
Total current liabilities	91,434	84,445
Total equity and liabilities	413,408	325,923

(*)	The year 2020 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Retained earnings is 79 k€ and impact on Deferred tax liabilities is (1,823) k€.

Consolidated statement of cash flows (Unaudited)

	for the twelve months ended
	December 31,
In 000€	2021	2020*
Operating activities
Net (loss) profit for the period	13,145	(7,192)
Non-cash and operational adjustments
Depreciation of property plant & equipment	15,541	14,932
Amortization of intangible assets	4,975	4,742
Impairment of goodwill and intangible assets	177	4,606
Share-based payment expense	(1,036)	752
Loss (gain) on disposal of property, plant & equipment	210	10
Movement in provisions	99	137
Movement reserve for bad debt and slow moving inventory	255	516
Financial income	(5,620)	(2,300)
Financial expense	4,101	5,821
Impact of foreign currencies	73	61
Share in loss (gain) of a joint venture (equity method)	—	39
(Deferred) income taxes	591	(1,049)
Other non-current liabilities	—	(1,093)
Working capital adjustments	(5,890)	12,512
Decrease (increase) in trade receivables and other receivables	(10,920)	9,205
Decrease (increase) in inventories and contracts in progress	(1,423)	2,724
Increase (decrease) in trade payables and other payables	6,453	583
Income tax paid & Interest received	(776)	(2,515)
Net cash flow from operating activities	25,843	29,979

(*)

The year 2020 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Net profit for the period is 79 k€ and impact on (Deferred) income taxes is (79) k€.

	for the twelve months ended
	December 31,
In 000€	2021	2020
Investing activities
Purchase of property, plant & equipment	(7,934)	(11,032)
Purchase of intangible assets	(3,788)	(6,618)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	462	552
Acquisition of subsidiary (net of cash)	(875)	(8,031)
(Convertible) Loans granted	(999)	(2,836)
Other equity investments in non-listed entities	—	(300)
Net cash flow used in investing activities	(13,133)	(28,265)
Financing activities
Repayment of loans & borrowings	(14,277)	(13,736)
Repayment of leases	(3,775)	(3,640)
Capital increase	88,117	4,112
Interest paid	(2,326)	(2,268)
Other financial income (expense)	3,417	(1,356)
Net cash flow from (used in) financing activities	71,156	(16,888)
Net increase/(decrease) of cash & cash equivalents	83,866	(15,174)
Cash & Cash equivalents at the beginning of the year	111,538	128,897
Exchange rate differences on cash & cash equivalents	624	(2,184)
Cash & cash equivalents at end of the year	196,028	111,539

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2021	2020 (*)	2021	2020 (*)
Net profit (loss) for the period	4,762	(2,039)	13,145	(7,192)
Income taxes	490	(531)	591	(1,028)
Financial expenses	919	1,073	4,101	5,996
Financial income	(1,195)	(477)	(5,620)	(2,453)
Depreciation and amortization	5,277	5,160	20,516	19,775
Share in loss of joint venture	—	—	—	39
EBITDA	10,253	3,185	32,733	15,136
Share-based compensation expense (1)	44	286	(834)	1,344
Revaluation of fair value due to business combinations (2)	8	(770)	8	(770)
Impairments (3)	177	4,606	177	4,606
Acquisition-related expenses of business combinations (4)	8	63	413	63
Adjusted EBITDA	10,490	7,371	32,497	20,378

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Represents a positive revaluation of our initial 50% interest in RS Print after our acquisition of the remaining interest in the joint-venture.
(3)

Impairments represents in 2021 the impairment of capitalized expenditures related to the goodwill of metal company Aldema BV (177kEUR), and in 2020 the impairment of capitalized expenditures related to our tracheal splint development program (2,090kEUR) and related to the goodwill and intangible assets of Engimplan (2,516 kEUR).

(4)	Acquisition-related expenses of business combinations represents expenses incurred in connection with the RS Print acquisition in 2020.
(*)

The year 2020 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Net profit for the period is 79 k€ and impact on (Deferred) income taxes is (79) k€.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended December 31, 2021
Revenues	12,183	20,682	24,135	57,000	(11)	56,989
Segment (adj) EBITDA	5,518	6,358	990	12,866	(2,376)	10,490
Segment (adj) EBITDA %	45.3%	30.7%	4.1%	22.6%		18.4%
For the three months ended December 31, 2020
Revenues	10,216	17,188	17,889	45,292	9	45,301
Segment (adj) EBITDA	3,867	4,844	1,099	9,811	(2,440)	7,371
Segment (adj) EBITDA %	37.9%	28.2%	6.1%	21.7%		16.3%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the twelve months ended December 31, 2021
Revenues	42,902	73,368	89,334	205,604	(154)	205,450
Segment (adj) EBITDA	15,784	20,669	6,252	42,704	(10,207)	32,497
Segment (adj) EBITDA %	36.8%	28.2%	7.0%	20.8%		15.8%
For the twelve months ended December 31, 2020
Revenues	39,054	61,729	69,635	170,418	31	170,449
Segment (adj) EBITDA	13,383	13,914	2,546	29,843	(9,465)	20,378
Segment (adj) EBITDA %	34.3%	22.5%	3.7%	17.5%		12.0%

(1)

Unallocated segment adjusted EBITDA consists of corporate research and development, corporate headquarter costs and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2021	2020(*)	2021	2020(*)
Net profit (loss) for the period	4,762	(2,039)	13,145	(7,192)
Income taxes	490	(531)	591	(1,028)
Financial cost	919	1,073	4,101	5,996
Financial income	(1,195)	(477)	(5,620)	(2,453)
Share in loss of joint venture	—	—	—	39
Operating (loss) profit	4,976	(1,974)	12,217	(4,639)
Depreciation and amortization	5,277	5,160	20,516	19,775
Corporate research and development	812	807	3,149	2,989
Corporate headquarter costs	2,923	3,300	10,350	15,955
Other operating income (expense)	(1,122)	2,518	(3,527)	(4,237)
Segment adjusted EBITDA	12,866	9,811	42,704	29,843

(*)

The year 2020 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Net profit for the period is 79 k€ and impact on (Deferred) income taxes is (79) k€.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: March 3, 2022